            LAIDLAW TO MAKE CASH OFFER FOR AMERICAN MEDICAL RESPONSE;

                  SEPARATE ITS ENVIRONMENTAL SERVICES BUSINESS

January 6, 1997...Burlington, Ontario. Laidlaw Inc. (NYSE:LDW.B) has announced two transactions which will see it substantially enlarge its emergency healthcare business and strengthen and separate its environmental services business. Value of the transactions is in excess of $2 billion (U.S.).

Laidlaw says it plans to merge its San Diego, California-based MedTrans ambulance services unit with American Medical Response Inc. (AMR) -- (NYSE:EMT) -- through a $1.12 billion cash tender offer of $40.00 for each of the approximately 28 million AMR common shares outstanding on a fully diluted basis. AMR, based in Aurora, Colorado, a suburb of Denver, is the leading operator in the healthcare transportation industry with current annualized net revenue of approximately $725 million compared with MedTrans' $600 million. The transaction will be immediately accretive to Laidlaw's earnings.

AMR and Laidlaw have signed a merger agreement pursuant to which Laidlaw will commence a tender offer within five business days from today. AMR's Board of Directors has received a fairness opinion from Smith Barney, Inc., its financial advisor and are recommending all AMR shareholders accept Laidlaw's offer. Merrill Lynch & Co., Inc. is acting as advisor to Laidlaw. It is expected the transaction will be completed in February. The transaction is subject to the tender of a minimum of two-thirds of AMR's voting shares and other customary conditions, including normal regulatory approvals.

The combined entity will operate as American Medical Response Inc. and remain headquartered in Aurora with Paul T. Shirley, currently president and chief executive officer of AMR, continuing in that role. Synergies derived from the elimination of duplicative head office functions, along with expected operating efficiencies, will exceed $20 million annually.

Since its initial public offering in 1992, AMR has acquired in excess of 70 ambulance companies. Its 12,000 employees now operate more than 2,500 vehicles in 27 states. MedTrans, acquired by Laidlaw in mid-1993, has grown to encompass over 80 ambulance companies. Its 10,000 employees operate 2,200 vehicles in 23 states. Both companies provide a variety of emergency and non-emergency medical transportation and allied services to municipalities, healthcare payors and individuals through subscription plans. Combined, the two companies will have about a 14% market share of the $10 billion healthcare transportation industry.

Laidlaw also says it has signed a letter of intent to sell its Columbia, South Carolina-headquartered Environmental Services unit to Rollins Environmental Services, Inc. (NYSE:REN) of Wilmington, Delaware. Under the terms of the letter, unanimously approved by the boards of both companies, Laidlaw and Rollins will each contribute their environmental services assets and businesses into a "new Rollins".

Laidlaw will receive $400 million in cash, 120 million common shares of Rollins, and a $350 million, 12-year, 5% convertible debenture.

Upon completion of the transaction, Laidlaw will own 66% of the equity in the combined operation, expected to generate in excess of $900 million in annual revenue.

With the completion of the transaction, anticipated to close in early April 1997, the company will be renamed Laidlaw Environmental Services Inc. and continue to trade on The New York Stock Exchange. Kenneth W. Winger, currently president and chief operating officer of Laidlaw Environmental Services will be named president and chief executive officer of the new entity which will be headquartered in Columbia, South Carolina.

The combined operation will provide customers with local service from more than 100 locations in the U.S. and Canada, including nine incineration facilities, 32 transfer/service centers, six wastewater treatment plants, 10 fuels blending facilities, six PCB treatment facilities and 13 landfills.

A significant reduction in general overhead and operating costs will be realized with the elimination of duplication in head office functions and processing facilities and through the integration of sales and field operating staff.
These savings, estimated to be at least $75 million per annum, will be achieved primarily through the closure of a number of redundant facilities. As a result, the new entity can be highly efficient in terms of matching available business volumes with facility capacities.

Rollins Environmental Services, founded in 1968 is the major supplier of incineration services in the United States, generating annual revenue of $241 million. Laidlaw Environmental is the largest supplier of general hazardous waste management services in North America operating in 26 states and seven provinces with revenue of $716 million.

The transaction is subject to normal regulatory considerations and to the execution of a definitive agreement and a vote of Rollins shareholders at a special meeting expected to be held in March. A commitment for a $650 million credit facility has been arranged for the new Rollins with the Toronto Dominion Bank as the arranging agent.

Commenting on these initiatives, James R. Bullock, Laidlaw's President and CEO said,

     "Through these transactions we have substantially strengthened Laidlaw's focus on its transportation-related businesses -- school busing, municipal transit and healthcare transportation. The purchase of AMR combines the industry's top two healthcare transportation firms. It more than doubles Laidlaw's participation in a growing industry which we will expand beyond traditional transportation into a variety of related emergency and non-emergency healthcare services. AMR extends our reach into 11 new states and our service capability to include emergency physician and disease management services. It broadens our ability to respond to both the emergency and non-emergency service needs of health maintenance
     organizations.   While medical transportation will be the core of the
     business for some time, these allied medical services represent a $30 billion annual market offering dramatic growth opportunities to Laidlaw with its new, national presence in the industry.

     The sale of our Environment Services operations offers Laidlaw and Rollins shareholders the opportunity to participate in the growth of a well-capitalized, stronger, independent, publicly traded entity, dedicated to serving customers in the North American environmental services market. The new combined company should be able to take advantage of its unique match of facilities, operating with higher volumes and better utilization and as a result, much better financial performance."

Laidlaw Inc. is a major provider of transportation and environmental services to municipalities and industries throughout the United States and Canada. Shares are listed on the New York, Toronto and Montreal stock exchanges.


Contact:       T.A.G. Watson                 Vice President, Communications
                                             Laidlaw Inc.
                                             (905) 336-1865 ext. 309

                                       -2-